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                          Charter Communications, Inc.
                            12405 Powerscourt Drive
                           St. Louis, Missouri  63131

                               November 14, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

     Re:  Charter Communications, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          (Registration No. 333-128838)

Ladies and Gentlemen:

     Charter Communications, Inc. (the "Company") today is filing Amendment No.1 to its Registration Statement on Form S-1 (Registration No. 333-128838), originally filed on October 5, 2005, with the Securities and Exchange Commission under the Securities Act of 1933, as amended. In connection with such filing, the Staff of the Division of Corporation Finance (the "Staff") orally requested that the Company provide certain representations to the Staff.

     In response to such request, the Company hereby represents to the Staff that:

         * The contemplated offering is a bona fide distribution by the Company of its Class A common stock into the open market; and

         * If the offering has not already commenced prior to the date of effectiveness, the offering will commence immediately after the date of effectiveness, and is not a continuous offering.

     This letter to the Staff has been executed by an authorized representative of the Company.

                                Very truly yours,

                                CHARTER COMMUNICATIONS, INC.

                                By: /s/ Paul E. Martin
                                    ------------------------
                                    Name: Paul E. Martin
                                    Title: Interim Chief Financial Officer,
                                    Senior Vice President, Principal Accounting
                                    Officer and Corporate Controller